Registrant	Assets as of September 30, 2017 (in thousands)	Minimum Required Bond Amount
Madison Funds	$1,957,708	$1,500,000
Ultra Series Fund	$1,981,224	$1,500,000
Madison Strategic Sector Premium Fund	$71,421	$400,000
Madison Covered Call and Equity Strategy Fund	$159,003	$600,000
Total Required Bond		$4,000,000
Total Amount of Joint Bond		$5,000,000